                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*


                            MICRO THERAPEUTICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    59500W100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                       Vice President and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  May 31, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------
CUSIP No. 59500W100
-------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Micro Investment, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALLY                   1,828,679
OWNED BY EACH         --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,828,679
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,828,679
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                                [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------
CUSIP No. 59500W100
-------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg, Pincus Equity Partners, L.P.             I.R.S. #13-3986317
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALL                    1,651,800
OWNED BY EAC          --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,651,800
----------- --------------------------------------------------------------------
    11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,651,800
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                                [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------
CUSIP No. 59500W100
-------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg, Pincus & Co.                             I.R.S. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALL                    1,651,800
OWNED BY EAC          --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,651,800
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,651,800
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                                [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------
CUSIP No. 59500W100
-------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg Pincus LLC                                I.R.S. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALL                    1,651,800
OWNED BY EAC          --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,651,800
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,651,800
---------- ---------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                                 [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.0%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
---------- ---------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------
CUSIP No. 59500W100
-------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Vertical Fund Associates, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALL                    176,879
OWNED BY EAC          --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                176,879
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           176,879
---------- ---------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                                 [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.5%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           PN
---------- ---------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------
CUSIP No. 59500W100
-------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Vertical Life Sciences L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALL                    176,879
OWNED BY EAC          --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                176,879
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           176,879
---------- ---------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                                 [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.5%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           PN
---------- ---------------------------------------------------------------------

     This Schedule 13D is being filed on behalf of Micro Investment, LLC, a Delaware limited liability company ("Micro LLC"), Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with three affiliated entities, "WPEP"), Warburg Pincus LLC, a New York limited liability company ("WP LLC"), Warburg, Pincus & Co., a New York general partnership ("WP," and together with WPEP and WP LLC, the "Warburg Pincus Reporting Persons"), Vertical Fund Associates, L.P., a Delaware limited partnership ("Associates"), and Vertical Life Sciences L.P., a Delaware limited partnership ("Life Sciences," and together with Micro LLC, Associates and the Warburg Pincus Reporting Persons, the "Reporting Persons").

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock (as defined below), other than those reported herein as being owned by it.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Micro Therapeutics, Inc., a Delaware corporation (the "Company"), and is being filed pursuant to Rule 13d-1 of the Exchange Act. The address of the principal executive offices of the Company is 2 Goodyear, Irvine, CA 92660.

Item 2. Identity and Background.

     (a) This statement is filed by the Reporting Persons. The managing member of Micro LLC is WPEP. The members of Micro LLC are WPEP, Associates, Life Sciences and certain employees of and consultants to an affiliate of WPEP. The sole general partner of WPEP is WP. WP LLC manages WPEP. Lionel I. Pincus is the managing partner of WP and the managing member of WP LLC and may be deemed to control both WP and WP LLC. The general partners of WP and the members of WP LLC, and their respective business addresses and principal occupations are set forth on Schedule I hereto.

     The sole general partner of Associates and Life Sciences is The Vertical Group, L.P. ("Group"), a Delaware limited partnership. The general partners of Group are Stephen D. Baksa, Richard B. Emmitt, Yue-Teh Jang, Jack W. Lasersohn and John E. Runnells, each of whom is a United States citizen and has a business address of 25 Deforest Avenue, Summit, New Jersey 07901. Each of Messrs. Baksa, Emmitt, Jang, Lasersohn, and Runnells is engaged principally in the business of securities investment.

     (b) The address of the principal business and principal office of each of Micro LLC and the Warburg Pincus Reporting Persons is 466 Lexington Avenue, New York, New York 10017.

     The address of the principal business and principal office of each of Associates, Life Sciences and Group is 25 Deforest Avenue, Summit, New Jersey 07901.

     (c) The principal business of Micro LLC is that of a limited liability company engaged in making venture capital and related investments. The principal business of

     WPEP is that of making venture capital and related investments. The principal business of WP is acting as general partner of WPEP, Warburg Pincus International Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P. and Warburg, Pincus Investors, L.P. and certain related funds. The principal business of WP LLC is acting as manager of WPEP, Warburg Pincus International Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P. and Warburg, Pincus Investors, L.P. and certain related funds.

     The principal business of each of Associates, Life Sciences and Group is securities investment.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraphs (a) and (d) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Except as otherwise indicated above or on Schedule I hereto, each of the individuals referred to in paragraphs (a) and (d) above is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to a Securities Purchase Agreement (the "Purchase Agreement") attached hereto as Exhibit 2, dated May 25, 2001, by and between Micro LLC and the Company, Micro LLC purchased (the "First Closing") 1,828,679 shares of Common Stock (the "First Closing Shares") at a price of $3.75 per share, with the purchase price paid in cash at the First Closing, which occurred May 31, 2001 (such transaction, the "Transaction").

     The total amount of funds required to purchase the First Closing Shares pursuant to the Purchase Agreement was approximately $6.86 million, and was furnished from the working capital of Micro LLC. No additional funds were required to acquire beneficial ownership of the shares of Common Stock reported on this Schedule 13D.

     Pursuant to the Purchase Agreement and subject to the fulfillment of certain conditions, including approval of the Company's stockholders, Micro LLC has agreed to acquire, in one or more subsequent closings, additional shares of Common Stock (the "Additional Shares" and, together with the First Closing Shares, the "Shares"), in an amount such that the aggregate number of Shares purchased by Micro LLC will equal 50.24% of the Common Stock outstanding after the conclusion of such purchases, at an average purchase price of approximately $5.56 per share for all Shares purchased (including the First Closing Shares). Subject to the exercise of existing preemptive rights of certain of the Company's stockholders, the Additional Shares will total no less than 8,249,635 and no more than 9,212,307, and the aggregate number of Shares purchased by Micro LLC will be between 10,078,314 and 11,040,986.

     The total amount of funds that will be required to purchase the Additional Shares will be no less than approximately $49.14 million and no more than approximately $54.54 million, for an anticipated aggregate of between $56 million and approximately $61.4 million for the purchase of all Shares. The funds for the purchase of the Additional Shares will be furnished from the working capital of Micro LLC.

Item 4. Purpose of Transaction.

     The acquisition by the Reporting Persons of the Shares was effected because of the Reporting Persons' belief that the Transaction and the Common Stock represented, and continue to represent, an attractive investment. The Reporting Persons may from time to time acquire additional shares of Common Stock or engage in discussions with the Company concerning further acquisitions of shares of Common Stock or further investments in the Company. Such further acquisitions or investments could be material. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investments and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of their investment in the Company.

     Except as set forth above in this statement, none of the Reporting Persons nor, to the best of their knowledge, any person listed on Schedule I hereto or in Item 1(a) or (d) above, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) As of May 31, 2001, Micro LLC may be deemed to beneficially own 1,828,679 shares of Common Stock, representing approximately 15.5% of the outstanding Common Stock, based on the 9,982,989 shares of Common Stock outstanding as of such date, as represented by the Company to the Reporting Persons. By reason of their respective relationships with Micro LLC and each other, each of the Warburg Pincus Reporting Persons may be deemed under Rule 13d-3 under the Exchange Act to own beneficially 1,651,800 shares of Common Stock, representing approximately 14.0% of the outstanding Common Stock. By reason of their respective relationships with Micro LLC and each other, each of Associates and Life Sciences may be deemed under Rule 13d-3 under the Exchange Act to own beneficially 176,879 shares of Common Stock, representing approximately 1.5% of the outstanding Common Stock.

     As described in Item 3, pursuant to the Purchase Agreement and subject to the fulfillment of certain conditions, including approval of the Company's stockholders, Micro LLC has agreed to acquire the Additional Shares, in an amount such that the aggregate number of Shares purchased by Micro LLC will equal 50.24% of the Common Stock outstanding after the conclusion of such purchases. Subject to the exercise of existing preemptive rights of certain of the Company's stockholders, the Additional Shares will total no less than 8,249,635 and no more than 9,212,307, and the aggregate number of Shares purchased by Micro LLC will be between 10,078,314 and 11,040,986.

     (b) Micro LLC shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 1,828,679 shares of Common Stock it may be deemed to beneficially own. Each of the Warburg Pincus Reporting Persons shares with Micro LLC the power to vote or to direct the vote and to dispose or to direct the disposition of the 1,651,800 shares of Common Stock it may be deemed to beneficially own. Each of Associates and Life Sciences shares with Micro LLC the power to vote or to direct the vote and to dispose or to direct the disposition of the 176,879 shares of Common Stock it may be deemed to beneficially own.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     (c) Other than the acquisition of the First Closing Shares, no transactions in the Common Stock were effected during the last sixty days by the Reporting Persons or any of the persons set forth on Schedules I or in Item 2(d) hereto.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit 1, with respect to the joint filing of this statement and any amendment or amendments hereto.

     The Purchase Agreement was entered into as of May 25, 2001 and is described in Item 3 and Item 5 above and in this Item 6. The summary of the Purchase Agreement in this Schedule 13D is qualified in its entirety by reference to the Purchase Agreement, which is attached as Exhibit 2 hereto.

     Pursuant to the terms of the Purchase Agreement, the Company has agreed, among other things, that from and after the First Closing until the closing of the purchase of the Additional Shares (the "Second Closing"), and for so long as Micro LLC owns at least 10% of the outstanding Common Stock, (a) the number of directors that shall constitute the entire board of directors of the Company (the "Board") shall not exceed six and (b) the Company shall nominate and use its best efforts to cause to be elected and to cause to remain as a director on the Board one person designated by Micro LLC. The designee of Micro LLC, Dale A. Spencer, was appointed to the Board effective as of the First Closing. Mr. Spencer is also a member of Micro LLC.

     Pursuant to the terms of the Purchase Agreement, the Company has additionally agreed that from and after the Second Closing, and for so long as Micro LLC owns at least 10% of the outstanding Common Stock, the number of directors that shall constitute the entire Board shall not exceed seven and that the Company shall nominate and use its best efforts to cause to be elected and to cause to remain as a director on the Board (a) as long as Micro LLC owns at least 5%, but less than 10% of the outstanding shares of

Common Stock, one person designated by Micro LLC, (b) as long as Micro LLC owns at least 10%, but less than 20% of the outstanding shares of Common Stock, two persons designated by Micro LLC, (c) as long as Micro LLC owns at least 20%, but less than 30% of the outstanding shares of Common Stock, three persons designated by Micro LLC, and (d) as long as Micro LLC owns at least 30% of the outstanding shares of Common Stock, four persons designated by Micro LLC.

     Pursuant to the terms of the Purchase Agreement, the Company has agreed, among other things, to prepare and file with the SEC, as soon as practicable after the Second Closing, or if the Second Closing shall not occur, as soon as practicable after the provisions of the Purchase Agreement relating thereto have been terminated, a registration statement on Form S-3 to enable the resale of the Shares by Micro LLC, its Affiliates and any subsequent transferee.

     Pursuant to the terms of a voting and proxy agreement, dated as of May 25, 2001 (the "Voting Agreement"), certain stockholders of the Company agreed with respect to such stockholders' shares to constitute and appoint Micro LLC, or any nominee of Micro LLC, with full power of substitution, from the date of the Voting Agreement to the Second Closing, as its true and lawful attorney and proxy, at every annual, special or adjourned meeting of the stockholders of the Company, including the right to sign its name (as stockholder) to any consent, certificate or other document relating to the Company that the law of the State of Delaware may permit or require (i) in favor of the transactions contemplated by the Purchase Agreement, including the issuance, purchase and sale of the Additional Shares to Micro LLC and the election to the Board of Directors of the Company, the following designees of Micro LLC: Dale A.

Spencer (who is a member of Micro LLC), Elizabeth H Weatherman (who is a partner of WP and a member and managing director of WP LLC), Richard B. Emmitt (who is a general partner of Group) and Paul Buckman (who is a member of Micro LLC), and
(ii) against any Competing Transaction Proposal (as defined in the Voting Agreement) that is not a Superior Offer (as defined in the Voting Agreement) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Purchase Agreement or which would result in any condition of the Second Closing not being fulfilled. The summary of the Voting Agreement in this
Schedule 13D is qualified in its entirety by reference to the Voting Agreement, which is attached as Exhibit 3 hereto.

     Pursuant to the terms of the amended and restated limited liability company agreement of Micro LLC, dated as of May 31, 2001 (the "LLC Agreement"), by and among WPEP, Associates, Life Sciences and certain employees of and consultants to an affiliate of WPEP, the parties thereto have each agreed, among other things, (a) to make certain capital contributions to Micro LLC to be used by Micro LLC to purchase the Shares, (b) to grant each party thereto the opportunity to participate (with certain limitations) in additional purchases of Common Stock in such an amount as to maintain its Contribution Percentage (as such term is defined in the LLC Agreement), (c) to prohibit the transfer of membership interests without the prior written consent of WPEP, in its capacity as managing member, (d) to provide for the allocation of net profits and net losses of Micro LLC among its members, (e) that certain members can cause Micro LLC to dispose of a portion of the Shares corresponding to such member's Contribution Percentage, and to provide for the distribution to such member of the net proceeds of any such disposition, (f) that, except as provided in clause
(h) hereof, the managing member shall cause Micro LLC to vote the Shares in accordance with the written instructions of certain members, in proportion to each such member's Contribution Percentage, (g) that certain members shall not have the power to vote or to direct the vote or the power to dispose or to direct the disposition of any of the Shares, and (h) that WPEP shall determine the nominees of Micro LLC to the Board pursuant to the Purchase Agreement, except that from and after the Second Closing, so long as Micro LLC has the right to at least two Board nominees, Associates and Life Sciences shall determine one of such nominees and that WPEP, as managing member of Micro LLC, shall cause Micro LLC to vote the Shares in favor of the election of each such nominee. The summary of the LLC Agreement in this Schedule 13D is qualified in its entirety by reference to the LLC Agreement, which is attached as Exhibit 4 hereto.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits

     1. Joint Filing Agreement, dated June 4, 2001, by and among the Reporting Persons.

     2. Securities Purchase Agreement, dated as of May 25, 2001, by and between Micro LLC and the Company.

     3. Voting and Proxy Agreement, dated as of May 25, 2001, by and among Micro LLC, George Wallace, John Rush, Dick Allen, Kim Blickenstaff, W. James Fitzsimmons, Harold Hurwitz, William McClain, Earl Slee, and Kevin Daly.

     4. Amended and Restated Limited Liability Company Agreement of Micro Investment LLC, dated as of May 31, 2001, by and among WPEP, Associates, Life Sciences and certain employees of and consultants to an affiliate of WPEP.

     5. Power of Attorney.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2001                     MICRO INVESTMENT, LLC

                                        By: Warburg, Pincus Equity Partners,
                                            L.P., Managing Member

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Attorney-in-Fact


Dated: June 4, 2001                     WARBURG, PINCUS EQUITY
                                        PARTNERS, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Attorney-in-Fact


Dated: June 4, 2001                     WARBURG, PINCUS & CO.

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Attorney-in-Fact


Dated: June 4, 2001                     WARBURG PINCUS LLC

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                        Name:  Scott A. Arenare
                                        Title: Vice President and General
                                               Counsel

Dated: June 4, 2001                     VERTICAL FUND ASSOCIATES, L.P.

                                        By: The Vertical Group, L.P.,
                                            General Partner

                                        By: /s/ John E. Runnells
                                            ------------------------------
                                        Name:  John E. Runnells
                                        Title: General Partner


Dated: June 4, 2001                     VERTICAL LIFE SCIENCES L.P.

                                        By: The Vertical Group, L.P.,
                                            General Partner

                                        By: /s/ John E. Runnells
                                            ------------------------------
                                        Name:  John E. Runnells
                                        Title: General Partner

                                                                      SCHEDULE I

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP
                             ----------------------

-------------------------- -----------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                    TO POSITION WITH WP, AND POSITIONS
         NAME                           WITH THE REPORTING PERSONS
-------------------------- -----------------------------------------------------
Joel Ackerman              Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Gregory Back               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
David Barr                 Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Harold Brown               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Sean D. Carney             Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Timothy J. Curt            Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
W. Bowman Cutter           Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Cary J. Davis              Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Stephen Distler            Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Stewart K. P. Gross        Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Patrick T. Hackett         Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Jeffrey A. Harris          Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
William H. Janeway         Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Charles R. Kaye            Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Henry Kressel              Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Joseph P. Landy            Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Sidney Lapidus             Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Kewsong Lee                Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Jonathan S. Leff           Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Reuben S. Leibowitz        Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
David E. Libowitz          Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Nancy Martin               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Edward J. McKinley         Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Rodman W. Moorhead III     Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
James Neary                Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Howard H. Newman           Partner of WP; Member and Vice Chairman of WP LLC
-------------------------- -----------------------------------------------------
Gary D. Nusbaum            Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Dalip Pathak               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Lionel I. Pincus           Managing Partner of WP; Managing Member, Chairman of
                           the Board and Chief Executive Officer of WP LLC
-------------------------- -----------------------------------------------------
John D. Santoleri          Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Steven G. Schneider        Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Barry Taylor               Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
John L. Vogelstein         Partner of WP; Member, and President of WP LLC
-------------------------- -----------------------------------------------------
Elizabeth H. Weatherman    Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
David Wenstrup             Partner of WP; Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Pincus & Co.*
-------------------------- -----------------------------------------------------
NL & Co.**
-------------------------- -----------------------------------------------------

---------------------
* New York limited partnership; primary activity is ownership interest in WP and WP LLC.
**   New York limited partnership; primary activity is ownership interest in WP.

                                MEMBERS OF WP LLC
                                -----------------

-------------------------- -----------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                  TO POSITION WITH WP LLC, AND POSITIONS
          NAME                          WITH THE REPORTING PERSONS
-------------------------- -----------------------------------------------------
Joel Ackerman              Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Gregory Back               Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
David Barr                 Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Frank M. Brochin (1)       Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Harold Brown               Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Sean D. Carney             Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Timothy J. Curt            Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
W. Bowman Cutter           Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Cary J. Davis              Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Stephen Distler            Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Tetsuya Fukagawa (2)       Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Makoto Fukuhara (2)        Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Stewart K. P. Gross        Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Alf Grunwald (3)           Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Patrick T. Hackett         Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Jeffrey A. Harris          Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Sung-Jin Hwang (4)         Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Roberto Italia (5)         Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
William H. Janeway         Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Charles R. Kaye            Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Rajesh Khanna (6)          Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Henry Kressel              Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Rajiv B. Lall (6)          Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Joseph P. Landy            Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Sidney Lapidus             Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Kewsong Lee                Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Jonathan S. Leff           Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Reuben S. Leibowitz        Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
David E. Libowitz          Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Nicholas J. Lowcock (7)    Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
John W. MacIntosh (8)      Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Nancy Martin               Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Edward J. McKinley         Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Rodman W. Moorhead III     Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
James Neary                Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Howard H. Newman           Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Gary D. Nusbaum            Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Dalip Pathak               Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Lionel I. Pincus           Managing Member, Chairman of the Board and Chief
                           Executive Officer of WP LLC; Managing Partner of WP
-------------------------- -----------------------------------------------------
Pulak Chandan Prasad (6)   Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
John D. Santoleri          Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------

-------------------------- -----------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                  TO POSITION WITH WP LLC, AND POSITIONS
          NAME                          WITH THE REPORTING PERSONS
-------------------------- -----------------------------------------------------
Steven G. Schneider        Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Melchior Stahl (3)         Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Chang Q. Sun (9)           Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Barry Taylor               Member and Managing Director of WP LLC, Partner of WP
-------------------------- -----------------------------------------------------
John L. Vogelstein         Member and President of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Elizabeth H. Weatherman    Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
David Wenstrup             Member and Managing Director of WP LLC; Partner of WP
-------------------------- -----------------------------------------------------
Jeremy S. Young (7)        Member and Managing Director of WP LLC
-------------------------- -----------------------------------------------------
Pincus & Co.*
-------------------------- -----------------------------------------------------

     (1) Citizen of France
     (2) Citizen of Japan
     (3) Citizen of Germany
     (4) Citizen of Korea
     (5) Citizen of Italy
     (6) Citizen of India
     (7) Citizen of United Kingdom
     (8) Citizen of Canada
     (9) Citizen of China

* New York limited partnership; primary activity is ownership interest in WP and WP LLC

                                  Exhibit Index

Exhibit 1 Joint Filing Agreement, dated June 4, 2001, by and among the Reporting Persons.

Exhibit 2 Securities Purchase Agreement, dated as of May 25, 2001, by and between Micro Investment, LLC and Micro Therapeutics, Inc.

Exhibit 3 Voting and Proxy Agreement, dated as of May 25, 2001, by and among Micro Investment, LLC, George Wallace, John Rush, Dick Allen, Kim Blickenstaff, W. James Fitzsimmons, Harold Hurwitz, William McLain, Earl Slee, and Kevin Daly.

Exhibit 4 Amended and Restated Limited Liability Company Agreement of Micro Investment, LLC, dated as of May 31, 2001, by and among WPEP, Associates, Life Sciences and certain employees of and consultants to an affiliate of WPEP.

Exhibit 5           Power of Attorney.